January 7, 2011

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20249

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	IceWEB, Inc. (the “Company”)
Form 10-K for the fiscal year ended September 30, 2009
Form 10-Q for the Quarterly Period June 30, 2010
Filed August 16, 2010
File No. 000-27865

Gentlemen:

The Company is in receipt of the staff’s letter of comment dated December 23, 2010. Below are the Company’s responses to such comments, which such responses are numbered consistent with the staff’s numbered comments.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 1 – Nature of Business

Purchase of Interest in VOIS Inc., page 9

1.
We note your response to prior comment 2 where you indicate that you will revise your presentation to reflect the sale of IceWEB Virginia as discontinued operations in an amended S-1 filing.  Please note that we will review such presentation of discontinued operations when filed and may have further comments.

RESPONSE:  We acknowledge your comment and will file the amended S-1 accordingly. We expect to file this amendment within the next two business days.

2.
We note your response to prior comment 5 where you indicate that the purchase price paid by the Company was less than the trading price of VOIS common stock due to the “illiquid nature of the investment” and the “lack of any other willing purchasers for VOIS securities”.  In view of the significance of the discount to the trading price of VOIS shares, please revise future filings to disclose the discount on the trading price of these shares and the impact that the illiquid nature of the investment and the lack of other willing buyers had on the purchase price.

RESPONSE:  We acknowledge your comment and will revise future filings accordingly.

Note 9 – Investments, page 18

3.
We note your disclosure indicating that the investment in VOIS common shares is restricted and cannot readily resold by you.  In light of this restriction and considering the “illiquid nature of the investment” and “the lack of any other willing purchasers for VOIS securitities”, please explain how you considered the guidance in ASC 320-10-30-1 and 320-10-35-2 in determining the fair value of this investment.  Also, please tell us how you considered the disclosure requirements of ASC 820-10-50.

RESPONSE:

In accordance with ASC 320-10-30-1 and 320-10-35-2 we measured the value of the investment in VOIS common shares based on the quoted price of the security on the OTCBB on the measurement date, and then adjusted the value for the effect of the restriction, in accordance with the provisions of ASC 820.

The FMV Opinions, Inc. restricted stock study indicated that the median discount applied to investments in restricted stock was 15% - 20%.

Using data from the FMV Study, which examined 596 private placement transactions of unregistered common stock, with and without registration rights, issued by publicly traded companies from July 1980 through October 2008, the overall average discount (as of November 2010) is 20.6% and the median discount is 17.1%.  Smaller, less profitable entities, with a higher degree of income and balance sheet risk and greater stock price volatility, tend to garner higher discounts.  Also, when equity ownership percent is at less than 10%, the average discount was 16.2%.  Therefore, we believe that a 20% discount is reasonable.

In accordance with ASC 820-10-50, our disclosure ASC 820 clarifies that fair value is an exit price, representing the amount that would either be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Investment Measured at Fair Value on a Recurring Basis:

	Fair Value Measurements Using:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable Equity Securities	$656,000	$—	$—
Marketable Equity Securities - Discount for Effect of Restriction	—	—	(131,200)
	$656,000	$—	$(131,200)

The Significant Unobservable Input (Level 3)  consists of the adjustment to the value for the effect of the restriction on the common stock, in accordance with the provisions of ASC 820.

We trust the foregoing sufficient responds to the staff’s comments.
If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,

/s/ Mark B. Lucky
Mark B. Lucky

cc:	Mitch Pruzansky, Partner, Sherb and Co., LLP
James M. Schneider, Esq., Schneider Weinberger & Beilly LLP